# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rocket Companies, Inc., CIK 0001805284
CUSIP: 77311W101
Title of class of securities: Class A common stock, $0.00001 par value
Address of issuer's principal executive offices: 1050 Woodward Avenue, Detroit, Michigan (MI), 48226
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-22-000544
Filed by CIK 0001733664

## Reporting persons
- Rock Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Rocket Companies, Inc.
Address of issuer's principal executive offices: 1050 Woodward Avenue, Detroit, MI 48226

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G ("Amendment No. 2") is filed by Rock Holdings Inc. (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 1074 Woodward Avenue, Detroit, MI 48226
Citizenship: The Reporting Person is a Michigan Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page to this Amendment No. 2 are incorporated herein by reference.

On June 30, 2025, Rocket Companies, Inc. ("Rocket") completed the collapse of its "Up-C" structure (the "Up-C Collapse") pursuant to the Transaction Agreement, dated March 9, 2025, by and among Rocket, the Reporting Person, Eclipse Sub, Inc., Rocket GP, LLC, Daniel Gilbert and RHI II, LLC (the "Transaction Agreement"). Pursuant to the Transaction Agreement, among others, Rocket acquired the Reporting Person through a series of two mergers, pursuant to which (a) Eclipse Sub, Inc. merged with and into the Reporting Person, with the Reporting Person as the surviving entity, with each holder of common shares of the Reporting Person, par value $0.01 (the "RHI Shares"), receiving a number of shares of newly issued shares of Rocket Class L common stock, par value $0.00001 per share (the "Class L Common Stock") equal to (1) the number of RHI Shares held by such Reporting Person shareholder multiplied by (2) the ratio of the number of shares of Rocket Class D common stock, par value $0.00001 per share, owned by the Reporting Person to the number of all outstanding RHI Shares, which was 56.54 shares of Class L common stock per each RHI Share, and (b) the Reporting Person then merged with and into Rocket GP, LLC, with Rocket GP, LLC as the surviving entity. As a result of the above transactions, the Reporting Person no longer holds any securities of the Rocket.
Percent of class: See Item 4(a).
Sole power to vote or to direct the vote: See Item 4(a).
Shared power to vote or to direct the vote: See Item 4(a).
Sole power to dispose or to direct the disposition: See Item 4(a).
Shared power to dispose or to direct the disposition: See Item 4(a).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rock Holdings Inc.: /s/ Matthew Rizik, Matthew Rizik, Treasurer and Chief Financial Officer (07/08/2025)